UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Webull Financial LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__44 Wall Street, 2nd Floor__
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Moshe Engelsohn	929-432-0860	Moshe@webull-us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__KPMG LLP__
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

                                           185

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Moshe Engelsohn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Webull Financial LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

New York County - NY State
Sworn to before me on:
04/28/2023

Signature: [signature]

Title: CFO Americas

[signature]

Notary Public

TAREK M ELBARKATAWY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EL6413650
Qualified in New York County
My Commission Expires 02-01-2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WEBULL FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2022

WEBULL FINANCIAL LLC
FOR THE YEAR ENDED DECEMBER 31, 2022
CONTENTS

Page



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Managing Member
Webull Financial LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Webull Financial LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, except for the effects of the adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the safeguarding liability and related asset, as described below, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statement, during 2022 the Company applied the guidance set forth in Securities and Exchange Commission Staff Accounting Bulletin 121 regarding the accounting for obligations to safeguard crypto assets. As a result, the Company recognized a safeguarding liability and a related asset in its statement of financial condition as of December 31, 2022. We were unable to obtain sufficient appropriate audit evidence to support the Company's crypto asset safeguarding liability and related asset of $417 million and $417 million, respectively, as of December 31, 2022 due to the inability to access underlying financial information, including information maintained at third party custodians, to support these balances. Consequently, we were unable to determine whether any adjustments to the financial statement was necessary related to these balances or resulting from adjustments thereto.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above, we conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2022.

New York, New York
April 28, 2023

Webull Financial LLC
Statement of Financial Condition
December 31, 2022

Assets	
Cash	$ 153,170,343
Cash segregated under federal and other regulations	1,275,685
Due from brokers	30,529,353
Deposits with clearing brokers	1,114,546
Receivable from users	7,764
Customer held fractional shares	10,124
Due from affiliates	1,683,036
Right of use asset	6,421,169
Safeguarding asset	416,853,923
Other assets	2,872,061
Total assets	$ 613,938,004
Liabilities and member's equity	
Liabilities	
Payable to users	$ 366,921
Accounts payable	10,451,662
Due to affiliates	53,152,939
Fractional shares repurchase obligation	10,124
Lease liability	7,442,594
Safeguarding liability	416,853,923
Other liabilities	496,388
Total liabilities	488,774,551
Member's equity	125,163,453
Total liabilities and member's equity	$ 613,938,004

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS

Webull Financial LLC (the "Company") is a limited liability company incorporated in Delaware on May 24, 2017. The Company is wholly owned by its parent, Webull Holdings (US) Inc. ("Parent"), a Delaware incorporated holding company, whose ultimate parent is Webull Corporation, an exempt company incorporated in the Cayman Islands with limited liability.

The purpose of the Company is to carry on a general securities brokerage business. The security transactions entered into on behalf of the Company's account holders were cleared exclusively by Apex Clearing Corporation ("the Company's Clearing Broker") on a fully disclosed basis until Friday December 9, 2022, after which time a portion of the Company's accounts were transitioned to clearing on an omnibus basis. Through December 9, 2022, the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 was limited to proprietary trading and acting as a selling group participant in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company is therefore exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 for activities through December 9, 2022, after which, effective December 10, 2022, the Company became subject to SEA rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC") as of January 4, 2018. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), Commodity Futures Trading Commission ("CFTC") and the National Futures Association (the "NFA"). It operates out of its home office in New York, New York. The Company is licensed to conduct business as a retail securities broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The accompanying financial statement and related notes have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP").

USE OF ESTIMATES IN THE FINANCIAL STATEMENT

The preparation of financial statement, in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, as well as reported amounts of revenues and expenses during the reported periods. Making estimates requires management to exercise significant judgment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

USE OF ESTIMATES IN THE FINANCIAL STATEMENT (CONTINUED)

It is reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the future due to one or more future confirming events. Items subject to such estimates include the fair value of trading assets and liabilities, allowance for doubtful accounts, leases, litigation accruals, equity-based compensation, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable.

SAFEGUARDING ASSET AND LIABILITY

In March 2022, the SEC issued Staff Accounting Bulletin No. 121 ("SAB 121"), which provides interpretive accounting and disclosure guidance to entities that have obligations to safeguard crypto assets held for their platform users, whether directly, through an agent or another third-party acting on its behalf. SAB 121 is effective for interim or annual periods ending after June 15, 2022, with retrospective application as of January 1, 2022.

The Company's ultimate parent provides a digital-first mobile financial services platform, which amongst other functions, allows platform users to trade securities in the United States via the Company, and it also permits platform users, via the Company's affiliate Webull Pay, LLC ("Webull Pay"), to open an account, with the cryptocurrency service provider, in order to enter orders to buy and sell crypto assets directly through the cryptocurrency service provider. Even-though the Company does not provide execution, custody or safeguarding services for the crypto assets, does not maintain or have access to the cryptographic key information and wallets necessary to access the crypto assets, does not have any legal title or claim to such crypto assets, and is not a party to any of the agreements surrounding platform users and their ability to transact in crypto assets, the Company has determined it is required to apply the accounting guidance of SAB 121.

The Company adopted SAB 121 as of June 30, 2022, with retrospective application as of January 1, 2022. In accordance with SAB 121, the Company has recognized a safeguarding liability, and a corresponding safeguarding asset in its statement of financial condition reflecting an obligation to safeguard platform users' crypto assets held by a cryptocurrency service provider and its third-party sub-custodians. In accordance with SAB 121, the safeguarding liability and corresponding safeguarding asset are measured and recorded at the fair value of the platform users' crypto assets being safeguarded in accordance with ASC 820, Fair Value Measurement ("ASC 820").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

SAFEGUARDING ASSET AND LIABILITY (CONTINUED)

As a result of the adoption of SAB 121, the Company recognized a safeguarding liability of $417 million as of December 31, 2022 ($1.2 billion as of January 1, 2022) in the statement of financial condition, which is equal to the fair value of the platform users safeguarded asset. The below table summarizes the significant safeguarding asset:

Symbol	December 31, 2022
Shiba Inu	$ 111,676,210
Ethereum	102,949,973
Bitcoin	79,375,901
Dogecoin	61,757,524
Cardano	18,403,974
Litecoin	9,360,469
All other coins	33,329,872
Safeguarding Liability	416,853,923
Safeguarding Asset	$ 416,853,923

In addition, the Company is required under SAB 121 to evaluate any potential loss events, such as theft, loss or destruction of the cryptographic keys, borne by the crypto service provider and its third-party sub-custodians. Any such losses borne by the crypto service provider and its third-party sub-custodians may affect the measurement of the safeguarding asset, which may be required to be reflected in the Company's results of operations in the period these losses may occur. As of December 31, 2022, no loss events have been identified.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days when purchased which are not held for sale in the ordinary course of business. At December 31, 2022 the Company had no cash equivalents.

The Company segregates cash for federal and other regulatory purposes, to protect customer assets. Cash segregated for regulatory purposes was $1,275,685 million as of December 31, 2022.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

FURNITURE AND EQUIPMENT

Furniture and equipment, comprised of office equipment, desktop computers, and furniture and fixtures, are recorded at cost and depreciated over their estimated useful lives of three years on a straight-line basis. Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. Furniture and equipment is included in other assets in the statement of financial condition.

VALUATION OF INVESTMENTS AT FAIR VALUE

The Company accounts for its investments in accordance with ASC 820 (Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Securities owned and securities sold not yet purchased and traded on a national securities exchange are stated at the last quotations on the day of the valuation; other securities for which no sales were reported on that date are stated at the last quoted bid price. Restricted securities or other securities for which quotations are not available are valued by management on an individual basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

VALUATION OF INVESTMENTS AT FAIR VALUE (CONTINUED)

Note 8 presents the year-end values of the Company's Securities owned and securities sold, not yet purchased, which are included in other assets and other liabilities in the statement of financial condition.

There can be no assurance that the Company could purchase or sell a security at the price used to calculate the Company's capital. Changes in the estimated fair value of securities may be less frequent and of greater magnitude than changes in the price of securities valued at their last sale price, by an independent pricing service, or based on market quotations. Those estimated values do not necessarily represent the amounts that may be ultimately realized, due to the occurrence of future circumstances that cannot be reasonably determined.

The Company uses its proprietary securities for its customer reward program. New customers opening an account receive shares or fractional shares of stock transferred into their account from the Company's portfolio of securities owned. The security or securities the customer receives is selected on a lottery based on an algorithm developed by the Company. At the time the security is transferred to the customer's account at the clearing broker the Company records a marketing expense and reduces securities owned at the fair value.

Due to the de minimis investment positions at year end, detailed in the table in Note 8, which were held either in anticipation of being awarded in marketing promotions or because of error trades, the long market value was included in other assets and short securities positions in other liabilities on the Company's balance sheet.

INCOME TAXES

The Company is a disregarded entity for tax purposes. Effective January 1, 2022, the Company adopted the guidance within ASU 2019-12 which specifies that an entity is not required to allocate income tax provision to a legal entity that is both not subject to tax and disregarded by the taxing authority.

The Company, and the Parent's other subsidiaries, are included in the consolidated federal income tax return filed by the Parent. As a result of the adoption of the guidance, the Parent did not allocate the consolidated amount of current and deferred tax expenses to its disregarded subsidiaries, including the Company.

Taxes paid by the Company on behalf of the Parent during 2022 were recorded as capital distributions to the Parent.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

LEASE ACCOUNTING

The Company has elected the package of practical expedients permitted in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The rate used to determine the balance sheet value of the "Right of use ("ROU") asset" and "Lease liability" at lease commencement was an estimate of the Company's Incremental Borrowing Rate ("IBR") which per ASC 842 should be used when the implicit rate cannot be determined from the lease.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short- term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

CREDIT LOSSES

The Company complies with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company's revenues, including but not limited to, receivables related to order flow rebates, are impacted by the guidance. The Company's trade receivable as of year-end were current. We have not historically experienced credit losses on our trade receivables which are primarily from market makers and the Company's clearing broker, accordingly no provision was made for these receivables.

In accordance with the agreement between the Company and the Company's clearing broker, we have an obligation to indemnify the clearing broker to resolve any negative balance in accounts introduced by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

CREDIT LOSSES (CONTINUED)

Our provision for credit losses in connection with unrecoverable receivables from customers mainly include, but are not limited to, fraudulent, unlawful or otherwise unusual customer behavior, such as when customers initiate deposits into their accounts, trade on our platform and incur losses, and then repatriate or reverse the deposits, resulting in a negative balance in customers' accounts and losses to us.

We recognize an allowance for credit losses, in the amount of the negative balance, immediately when the negative balance in the customer's account is identified. Based on our historical experience, we have a limited expectation of recovering payment for such balances. The provision related to unsecured accounts is included in "clearing costs" in the statement of operations, and as a reduction in "due from brokers" in the statement of financial condition.

In addition, we make an allowance for expected credit loss for accounts that are secured or partially secured but under margined. The provision for expected credit losses is determined based on a methodology that considers the leverage ratio, concentration of collateral, and market movements in the month following the period end date. Such allowance is reflected in "other expenses" in the statement of operations and "other liabilities" in the statement of financial condition.

We continuingly take actions to mitigate the occurrence of unrecoverable receivables from customers. Actions have been taken to improve the account opening process, and verification of trade orders.

FRACTIONAL SHARES PROGRAM

The Company enables its users to purchase and sell fractional shares which is facilitated through the fractional shares program operated by our Clearing Firm. For fully introduced accounts, the company has determined that as it has no obligation to repurchase customer fractional shares and transactions in fractional shares do not pass through Company accounts, the criteria for derecognition under ASC 860 are met and therefore fractional shares held by fully introduced accounts are not reflected in the Company's financial statement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

FRACTIONAL SHARES PROGRAM (CONTINUED)

For accounts cleared on an omnibus basis, when a user purchases a fractional share, the users credit balance is reduced and the fractional share is held at our clearing firm in an account designated as "Omnibus account for customers of Webull Financial LLC." When a customer purchases a fractional share, the Company recognizes the cash received for the user held fractional share as pledged collateral recorded as customer held fractional shares and an offsetting liability to repurchase the shares, recorded within fractional share repurchase obligations, as we concluded that we did not meet the criteria for derecognition under the accounting guidance. We measure our inventory of securities, user-held fractional shares and our repurchase obligation at fair value at each reporting period. The value of fractional shares held by users cleared on an omnibus basis as of December 31, 2022, was $10,124.

DUE FROM BROKERS

Receivables from brokers include receivables from market makers for routing user orders for execution and other receivables from third-party brokers. These receivables are short term and settle within 30 days. We continually review the credit quality of our counterparties and have not experienced a default. As a result, we do not have an expectation of credit losses for these arrangements.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In March 2022, the SEC issued Staff Accounting Bulletin No. 121 ("SAB 121"), which provides interpretive accounting and disclosure guidance to entities that have obligations to safeguard crypto assets held for their platform users, whether directly or through an agent or another third-party acting on its behalf. SAB 121 is effective for interim or annual periods ending after June 15, 2022, with retrospective application as of January 1, 2022. The Company adopted SAB 121 as of June 30, 2022, with retrospective application as of January 1, 2022. In accordance with SAB 121, the Company has recognized a safeguarding liability, and a corresponding safeguarding asset in its statement of financial condition reflecting an obligation to safeguard platform users' crypto assets held by the cryptocurrency service provider and their third-party sub-custodians. In accordance with SAB 121, the safeguarding liability and corresponding safeguarding asset are measured and recorded at the fair value of the platform users' crypto assets held by the cryptocurrency service provider and its sub-custodians, at each reporting date, as measured in accordance with ASC 820, Fair Value Measurement ("ASC 820"). Subsequent changes to the fair value measure are reflected as equal and offsetting adjustments to the carrying values of the safeguarding liability and corresponding safeguarding asset.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CLEARING AND EXECUTING BROKERS

The execution, clearing and depository operations of the Company's and customers' securities transactions are provided by the Company's clearing broker. Orders are primarily routed to market makers for execution. During 2022, a small portion of the Company's user accounts were transitioned from clearing on a fully introduced basis to an omnibus model. For the omnibus accounts, the Company is the carrying broker and custodian of cash balances, while the Company's Clearing Broker acts as the custodian for the securities positions.

As of December 31, 2022, the amounts due from clearing broker represent cash deposits and margin balances maintained at the Company's Clearing Broker and receivables for interest, stock loan fees, and other fees and interest earned. Due from brokers primarily represents receivables from and equity and options order flow rebates earned on orders routed.

The amounts receivable from (payable to) Clearing and Executing Brokers as of December 31, 2022 consist of the following:

Receivable from clearing broker, net	$	6,488,851
Cash balances held by clearing broker		5,921,141
Equity and option order flow rebates receivable		18,119,361
Due from brokers	$	30,529,353
Clearing deposit	$	1,114,546

Pursuant to the clearing agreement, the Company may offset receivable and payable balances in the accounts held at the Clearing Broker.

NOTE 4- FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost and are summarized as of December 31, 2022 is as follows:

Furniture and equipment	$	2,094,217
Less: Accumulated depreciation		(334,372)
	$	1,759,845

NOTE 5 - CONCENTRATIONS, CREDIT RISK AND OFF-BALANCE SHEET RISK

The Company maintains all of its cash in financial institutions. As of December 31, 2022, those cash balances exceed federally insured limits by $153,115,982. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future fair values may exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at any time. The value of securities sold, not yet purchased at year end was $40,424.

The cryptocurrency service provider with whom the platform users have opened an account with, uses three third-party sub-custodians to safeguard crypto assets and related cryptographic keys for the platform users. This custodial relationship obligates the cryptocurrency service provider and its third-party sub-custodians to safeguard platform users from wastage, conversion, or misappropriation. The cryptocurrency service provider's third-party sub-custodians hold the crypto assets in an account in the cryptocurrency service provider's name for the benefit of platform users. The cryptocurrency service provider maintains the internal recordkeeping for platform users in these custodial accounts. Due to the value of crypto assets held at a limited number of external custodians, management has determined a concentration risk exists. In the event the cryptocurrency service provider third-party sub-custodians are not able to perform in accordance with their agreements (e.g., fail to safeguard cryptographic key information, or maintain ownership records, etc.), the Company's results of operations may be adversely impacted. As of December 31, 2022, no loss events have occurred.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), During 2022, the Company elected to be subject to the alternative standard of 15c-1 (a)(1)(ii) and thereby is no longer subject to the aggregate indebtedness standard of 15c3-3(a)(1)(i), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers in Exhibit A to Rule 15c3-3.

NOTE 6 - NET CAPITAL REQUIREMENTS (CONTINUED)

As of December 31, 2022, the Company had net capital of $99,362,185 which exceeded required net capital by $99,112,185. Through December 9, 2022, the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 was limited to: (1) proprietary trading, and (2) acting as a selling group participant (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company qualified under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) through December 9, 2022 as the Company did not carry securities accounts for customers or perform custodial functions related to customer securities until that time. From December 10, 2022 onwards, the Company acted as a carrying broker for user accounts transitioned to the omnibus clearing platform and thereby became subject to all provisions of SEC Rule 15c3-3, The Customer Protection Rule.

NOTE 7 - CONTINGENCIES

We are subject to claims and lawsuits in the ordinary course of business, including arbitration and other litigation, some of which include claims for substantial or unspecified damages. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

We review our lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provide disclosures and record loss contingencies in accordance with the loss contingencies accounting guidance. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. Accrual for loss contingencies are recorded in accounts payable and accrued expenses on the statement of financial condition and expensed in other expenses in our statement of operations. We monitor these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjust the amount as appropriate. As of December 31, 2022 accruals for legal and regulatory loss contingencies totaled $3,970,000.

NOTE 8 - FAIR VALUE MEASUREMENT

Securities were recorded at fair value based upon a fair value hierarchy in accordance with ASC 820. See Note 2 for a discussion of the Company's policies. All investments in equity securities are treated as Level 1 investments and valued using current market prices.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

NOTE 8 - FAIR VALUE MEASUREMENT (CONTINUED)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2022:

	31-Dec-22			
	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Financial instruments owned				
Equities	$ 11,854	$ -	$ -	$ 11,854
Corporate bonds	-	-	-	-
Listed equity options	1,035	-	-	1,035
Safeguarding asset	-	416,853,923	-	416,853,923
Financial assets	**$ 12,889**	**$ 416,853,923**	**$ -**	**$ 416,866,812**
Liabilities				
Financial instruments sold not yet purchased				
Equities	$ -	$ -	$ -	-
Corporate bonds	-	-	-	-
Listed equity options	40,424	-	-	40,424
Safeguarding liability	-	416,853,923	-	416,853,923
Financial liabilities	**$ 40,424**	**$ 416,853,923**	**$ -**	**$ 416,894,347**

The safeguarding asset and liability represent the Company's obligation to safeguard platform users' crypto assets held by the cryptocurrency service provider and its third-party sub-custodians. Accordingly, the Company has valued the safeguarding asset and safeguarding liability using quoted market prices for the underlying crypto assets which is based on Level 2 inputs.

NOTE 9 – LEASES

The Company has two leases for its office space. The two leases are for periods of 51 months terminating January 31, 2025 and for a period of 135 months, terminating August 31, 2032. The leases are non-cancellable with provisions for assignment or sub-leasing.   Payments escalate as scheduled in the lease. The Company accounts for the leases as operating leases, using its incremental borrowing rate of 4.6% and 4.9%, respectively to measure the right of use liability. Maturities of the obligation under the non-cancelable operating leases as of December 31, 2022 are as follows:

Years ending December 31,

2023	1,162,187
2024	1,183,545
2025	843,429
2026	853,930
2027	866,739
Thereafter	4,367,172
Total future minimum lease payments	9,277,002
Less imputed interest	1,834,408
Total	$7,442,594
Weighted average remaining lease term	**8.79**
Weighted average discount rate	4.84%
Cash paid for amounts included in measurement of lease liabilities	$508,251

The lease liability on the statement of financial condition amounts to $7,442,594 at December 31, 2022. At December 31, 2022, the Company has security lease deposits on its office of $951,856 which are included in other assets in the statement of financial condition.

NOTE 10- INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as the Company's clearing firm against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 11 – EMPLOYEE BENEFIT PLANS – 401(K)

The Company sponsors a non-contributory 401(k) Plan for its employees. This Plan provides for tax-deferred salary deductions for employees meeting certain minimum age and service requirements.

NOTE 12 – RELATED PARTY TRANSACTIONS

The table below sets forth all transactions and balances with related parties of the Company as of and for the year ended December 31, 2022:

			2022
Due from affiliates:			
Due from Water Castle Florida LLC	A	$	330,700
Due from Webull Advisors LLC	A		39,658
Due from Webull Management LLC	A		153,775
Due from Webull Pay LLC	B		1,158,903
		$	1,683,036
Due from related Parties:			
Apex Clearing LLC	C	$	13,414,537
Due to Affiliates:			
Due To Affiliate - Webull Securities Limited (Hong Kong)	D	$	258,869
Due to Affiliate - Hunan Weibu Information Technology Co. Ltd.	E		29,031,676
Due to Affiliate - Webull Market Ltd (Hong Kong)	F		23,862,394
		$	53,152,939

NOTE 12 – RELATED PARTY TRANSACTIONS (CONTINUED)

(A) These receivables from affiliates are due to payment of bills by the Company on behalf of the affiliate, and allocation of expenses.

(B) The Company has entered into an Intercompany Administrative Services Agreement (the "Intercompany Agreement") as of January 1, 2021, with Webull Pay LLC, an affiliate of the Company through common ownership, whereby the Company provides certain functions for Webull Pay LLC. As of December 31, 2022, $1,158,903 remains outstanding and included within the Due from affiliate on the statement of financial condition.

(C) Peak6, the controlling shareholder of Apex Clearing LLC, was appointed as a member to the board of directors of our ultimate parent entity on May 21, 2021.

(D) The Company and Webull Securities Limited (Hong Kong) entered into an affiliate broker service agreement effective June 28, 2021, pursuant to which the Hong Kong affiliate sends orders from its customers to the Company for execution.

(E) The Company entered into a Financial Technology Platform Operation and Cooperation Agreement on October 1, 2021, with Hunan Weibu Information Technology Co. Ltd., an affiliated entity based in Changsha, China.

(F) The Company has entered into an Intercompany Service Agreement on January 1, 2021 with Webull Market Limited, an affiliated entity based in Hong Kong. Under the agreement, Webull Market Limited provides marketing support related services to the Company.

NOTE 13 – MEMBER'S EQUITY

In 2022, the Company made tax payments on behalf of its Parent for 2021 taxes and for quarterly estimated taxes. These tax payments were first applied against accruals remaining from prior years, with all additional payments recorded as capital withdrawals. The total tax payments reflected as capital withdrawals was $25,298,913. In addition, there was a capital withdrawal of $7,500,000 on November 9, 2022. The withdrawal was made at the request of the Parent and was funded by accumulated earnings.

NOTE 13 – MEMBER'S EQUITY (CONTINUED)

Share-Based Compensation

Under the Global Share Incentive Plan of Webull Corporation, it is anticipated that the ultimate parent will continue to grant equity-based incentive awards to eligible employees in order to attract, motivate, and retain the talent necessary to operate the ultimate parent's business. Equity-based incentive awards issued under the Global Share Incentive Plan generally vest over a four-year period. The share awards are classified as equity awards at the time of grant. The Company's stock compensation expense is paid by and allocated from the ultimate parent, through the parent and therefore there is no cash flow effect from the share-based payment arrangements to the Company. The value of the share-based compensation allocated to the Company was recorded as Capital contributions – non-cash compensation.

NOTE 14 - SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2022, through April 28, 2023, the date when the financial statement was available to be issued. There have been no material subsequent events that have occurred during that period which would require adjustment to or disclosure in this financial statement.